FILE 82-35049

March 9, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on March 6, 2009.

Coca-Cola İçecek (CCI) announced on May 29, 2008 the signing of a Memorandum of Understanding related to the water business of Sandras Su Gıda Turizm Taşımacılık Inşaat A.Ş. (Sandras).

CCI Board of Directors, at its meeting on March 5, 2009, in order to meet additional capacity requirement in the water sector decided to purchase certain real estates, movables, licenses and other assets related to the water business of Sandras for an amount of 29.350.000.-TL+V.A.T. and the acquisition agreement was signed on March 6, 2009. The purchase price is determined through bilateral negotiations. Following the approval of The Competition Board, transfer transactions will be finalized. Following the transfer of the said real-estates, movables, licenses and other assets, the full amount will be paid in cash. At the acquired facilities, CCI will bottle water under the Damla brandname. There is no direct or indirect relation between Sandras and CCI on the issues related to management, auditing and capital base.

In 2007 audited consolidated Balance Sheet of CCI prepared according to the CMB Communiqué Serial XI, No: 29, tangible assets are 838,793,000TL and total assets are 1,677,055,000TL. In thc 2007 consolidated Income Statement, gross sales are 2,677,215,000TL. The ratios of the purchase value of said assets bought from Sandras to the tangible assets, total assets and gross sales declared in 2007 financial statements are 3.50%, 1.75% and 1.10% respectively.

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68 www.cci.com.tr

Coca-Cola İçecek

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

Sincerely,

Coca-Cola İçecek A.Ş.

END

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68 www.cci.com.tr